SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Willemstad,
Curaçao
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934
Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

PRESS RELEASE

SAPIENS REPORTS Q3 2011 RESULTS:

Q3 REVENUES GROW 35% YEAR OVER YEAR

Rehovot, Israel – November 9, 2011 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a global provider of innovative insurance software solutions and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced its results of operations for the third quarter of 2011.

On August 21st 2011 Sapiens completed the merger transaction with FIS Software Ltd. and IDIT I.D.I. Technologies Ltd. This quarter’s results reflect organic growth in Sapiens’ business, and a partial contribution of FIS and IDIT.

Third Quarter 2011 Highlights Include:

•	Revenues increased 35% compared to Q3 2010, and reached $17.8 million
•	Non-GAAP Operating profit reached $2.1m, up 4% compared to Q3 2010
•	Non-GAAP Net income grew 19% and reached $2.3 million compared to $1.9 million in Q3 2010
•	As of September 30, 2011, cash and cash equivalents reached $19.5 million
•	Total shareholders’ equity of $118.7 million as of September 30, 2011, representing 74% of the total balance sheet. The increase is mainly due to issuance of shares as part of the merger transaction

Roni Al-Dor, President and CEO of Sapiens International Corporation, commented: “We continue to see growth in Sapiens’ existing and new businesses. Our customers express their confidence in our company and show interest in our growing product portfolio. We are encouraged by the overall positive feedback we have received from the market since the formal closing of the merger”, Mr. Al-Dor continued. “The integration is well underway, and we expect to see its fruits during 2012. We are focusing on maximizing the synergies between the companies in all aspects – products, territories, teams and operations. We are now finalizing our 2012 plans to support our future growth.”

Reconciliation between U.S. GAAP and Non-GAAP results is summarized in the following table. For a complete reconciliation, please refer to the tables at the end of this release.
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended		For the nine months ended
U.S GAAP basis	30/09/2011	30/09/2010	30/09/2011	30/09/2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	17,757	13,148	45,341	37,568
Operating profit	1,362	1,592	4,761	4,773
Net income	1,555	1,505	4,853	4,446
Basic earnings per share	0.05	0.07	0.20	0.20
Diluted earning per share	0.05	0.07	0.18	0.20

NonGAAP
Revenues	17,757	13,148	45,341	37,568
Operating profit	2,116	2,038	6,199	5,898
Net income	2,289	1,931	6,226	5,536
Basic earnings per share	0.08	0.09	0.25	0.25
Diluted earnings per share	0.07	0.08	0.24	0.25

About Sapiens International

Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), is a leading global provider of business solutions for the insurance industry, helping modernize business processes and enabling insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of accounting policies, specific system configurations and software needs of individual customers and other risk factors.

For More Information
Roni Giladi, CFO
Sapiens International
Tel: +972-8-938-2721
IR@sapiens.com

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	30/09/2011	31/12/2010

	(Unaudited)	(Audited)
Assets

Cash and cash equivalents	$19,460	$16,182
Trade receivables, net	15,103	5,511
Other current assets	6,500	3,031
Total current assets	41,063	24,724

Property and equipment, net	1,995	1,161
Other assets, net	118,011	29,184

Total assets	$161,069	$55,069

Liabilities and shareholders' equity

Trade payables	$3,172	$1,693
Other liabilities and accrued expenses	22,500	11,646
Deferred revenue	9,908	6,517
Total current liabilities	35,580	19,856

Long-term debt and other long-term liabilities	6,822	1,095
Shareholders' equity	118,667	34,118

Total liabilities and shareholders' equity	$161,069	$55,069

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended		For the nine months ended
	30/09/2011	30/09/2010	30/09/2011	30/09/2010

	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$17,757	$13,148	$45,341	$37,568

Cost of revenues	$10,008	$7,773	$24,738	$21,745

Gross Profit	7,749	5,375	20,603	15,823

Operating expenses
Research and development, net	$1,655	$842	$3,906	$2,314
Selling, marketing, general and administrative	$4,732	$2,941	$11,936	$8,736
Operating Profit	1,362	1,592	4,761	4,773

Financial expenses (income), net	$(276)	$35	$(175)	$57
Other expenses, net	$41	$52	$41	$294

Net Income	$1,597	$1,505	$4,895	$4,422

Attributable to non-controlling interest	$42	$-	$42	$(24)

Net income attributable to Sapiens	$1,555	$1,505	$4,853	$4,446

Earnings per share
Basic	$0.05	$0.07	$0.20	$0.20
Diluted	$0.05	$0.07	$0.18	$0.20

Weighted average number of shares used to computation of earnings per share

Basic	29,894	22,058	24,681	21,862
Diluted	31,916	22,846	26,445	22,427

SAPIENS INTERNATIONAL CORPORATION N.V.
Reconciliation of GAAP to Non-GAAP results
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended		For the nine months ended
	30/09/2011	30/09/2010	30/09/2011	30/09/2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP operating profit	1,362	1,592	4,761	4,773
Amortization of intangibles assets and compensation related to acquisition	700	154	1,290	257
Amortization of capitalized software	952	1,510	3,317	4,306
Capitalization of software development	(970)	(1,357)	(3,400)	(3,765)
Stock-based compensation	72	139	231	327

Total adjustments to GAAP	754	446	1,438	1,125
Non-GAAP operating profit	2,116	2,038	6,199	5,898

GAAP net income	1,555	1,505	4,853	4,446
Total adjustments to GAAP as above	754	446	1,438	1,125
Deferred taxes related to acquisition	(20)	(20)	(65)	(35)
Non-GAAP net income	2,289	1,931	6,226	5,536

Non-GAAP basic earnings per share	0.08	0.09	0.25	0.25

Non-GAAP diluted earnings per share	0.07	0.08	0.24	0.25

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V. (Registrant)

Date: November 9, 2011	By:	/s/ Roni Giladi
Roni Giladi Chief Financial Officer
Title